Exhibit 99.2

Level 12, Suite 1202
65 Berry Street North Sydney NSW 2060 Australia	Telephone 612 9902 6002 Facsimile: 612 9902 6006 www.simsmm.com
26 February 2010
Stephanie Yong
Senior Adviser, Issuers (Sydney)
Australian Securities Exchange
20 Bridge Street
Sydney NSW 2000
Dear Stephanie,
Sims Metal Management Limited (the “Company”) — Half Year Report (Appendix 4D)
We refer to your letter of 25 February 2010 and set out below answers to your questions.
1.	Please advise when the Company first became aware that the Company’s EBITDA would be 46% lower than the previous corresponding period for the half year ended 31 December 2009 (“Earnings Decrease”).
The Company’s auditors completed their review of the Half Year Report, and the Company’s Risk, Audit & Compliance Committee received and recommended to the Board its adoption, on 17 February 2010. The Board received and adopted, and approved for release, the Half Year Report immediately prior to its actual release to the market on 18 February 2010. Up until that time, the Half Year Report was subject to audit review.
Nevertheless, as has been the past practice of the Company, the Board Disclosure Committee met prior to the release date, on 10 February 2010 when management had completed its preparation of the draft financial results, to consider those results, and determine whether or not there was, in the Committee’s opinion, a continuous disclosure obligation. The Disclosure Committee evaluated the matter and formed the view that a market announcement in advance of the scheduled date for release of the Half Year Report was not necessary for various reasons as articulated in the answer to question 4.
2.	If the Company became aware of the Earnings Decrease prior to the release of the Half Year Report, please identify any earlier announcement from the Company which disclosed that the result for the period ended 31 December 2009 would be significantly different from the previous corresponding period.
Please see the answer to question 4.
3.	At the time that the Company became aware of the Earnings Decrease, did the Company consider that the Earnings Decrease was material to the Company?
No, for the reasons set out in the answer to question 4.
Sims Metal Management Limited
ABN 69 114 838 630

4.	If, at the time that the Company became aware of the Earnings Decrease the Company did not consider that it was material, please advise the basis on which the Company did not consider the Earnings Decrease to be material to the Company.
The Company did not consider the Earnings Decrease to be material to the Company for the following reasons:
(1)	the Company had not provided quantitative guidance which required correction prior to the final release of the Half Year Report on 18 February 2010 and, indeed, the Company has indicated since the onset of the global financial crisis that it is unable to provide guidance;

(2)	a comparison of the draft financial results to estimates from six research analysts that cover the Company in both Australia and North America offered half year results at the EBITDA level that were on average only six percent higher than the actual results that were reported;

(3)	a comparison of actual results to the previous corresponding period was not constructive due to the historically cyclical earnings nature of the Company’s operations coupled with the effects of the global financial crisis that enveloped the world in October 2008 and rendered such comparison meaningless. The market has been aware, since the Company released its results for the half year to 31 December 2009, that the Company’s EBITDA for the periods identified in the following releases was materially lower than the previous respective corresponding periods:
(i)	Fiscal 09 Q3 Results released on 7 May 2009, which stated that EBITDA for Fiscal 09 Q3 was $25.4 million, which was down 83 percent on the previous corresponding period.

(ii)	Full year Fiscal 09 Results released on 28 August 2009, which stated that EBITDA for Fiscal 09 was down 67 percent on the previous corresponding period.

(iii)	Fiscal 10 Q1 Results released on 30 October 2009, which stated that EBITDA for Fiscal 10 Q1 was down 68 percent on the previous corresponding period, and the Company does not believe that there was any basis for the market to expect this trend to be reversed in any material way for the Fiscal 10 Half Year.
(4)	Moreover, the Company:
(i)	stated in its Fiscal 10 Q1 Results release on 30 October 2009 that:

.. “While profitable, we note continued margin pressures as industrialised, scrap-generating economies of the world suffer from an economic downturn that has diminished intake, placing upward pressure on buy prices.” and

...“We are pleased with our improved performance in North America, but our expectations for this region are for still better margins and higher returns on capital, which we would expect to see as and when the U.S. economy returns to its growth potential,” and

...“As the economies around the world find their footing, the Company expects volatility and a continued challenging operating environment in its second fiscal quarter, which is traditionally slower due to the Northern Hemisphere winter and the holiday periods.” ;

(ii)	issued to the market its Securities and Exchange Commission Form 20-F Filing on 13 November 2009, which stated, inter alia:

“Item 3. Key Information
D.	Risk Factors
The global financial crisis and recession in many parts of the world have adversely affected our earnings, liquidity and financial condition and are expected to continue to do so, until global economic conditions and scrap prices improve.

Global financial and credit markets have been extremely unstable and unpredictable and worldwide economic conditions have been weak. The instability of the credit markets and weakness of the global economy has adversely affected, and could continue to adversely affect, the demand for our customers’ products, the amount, timing and stability of their orders to us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them, our suppliers’ and customers’ ability to fulfill their obligations to us and the ability of our customers, our suppliers and us to obtain credit. These factors have adversely affected, and could continue to adversely affect, our operations, earnings and financial condition. This instability also could affect the prices at which we could make any such sales, which also could adversely affect our earnings and financial condition.

The metal recycling industry has historically been, and is expected to remain, highly cyclical. A protracted fall in scrap metal prices, as occurred around the end of calendar 2008, would have a material adverse effect on our operating results. When inbound scrap flows are weak, which they are now, it reduces our ability to buy, process and sell scrap metals.

Scrap metal prices are volatile and the operating results of the metal recycling industry, in general, have historically been cyclical, and are expected to remain, highly cyclical in nature, and our operations, specifically, are expected to be highly cyclical in nature. After rising during 2007 and through the summer of 2008, scrap metal prices in global markets fell sharply beginning in the late summer of 2008 as a result of collapsing demand and the resulting excess supply in the industry. The fall in prices during this period adversely affected the results of scrap metal companies, including Sims, as a result of lower revenues and write-downs of inventories to net realizable value. Scrap metal prices are sensitive to trends in cyclical industries, such as the automotive and construction industries. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. Although scrap prices have stabilized to a large degree, the timing and extent of factors that will lead to a recovery to inbound flows of scrap cannot be predicted. Recovery of inbound volumes will likely depend on a broad recovery from the current global economic downturn, although the length and nature of business cycles affecting the scrap metal industry have historically been unpredictable. If the downturn in scrap metal prices were to be protracted, this would materially and adversely affect our revenues and profitability including through possible further write-downs of inventories.

Item 5. Operating and Financial Review and Prospects

Recent Developments

In our first quarter of fiscal 2010, we have seen the ferrous markets firming in terms of pricing and demand, primarily due to strong demand from export markets in developing countries. Non-ferrous markets remain liquid with relatively firm pricing. Scrap flows continue to be lackluster relative to historic highs but have modestly increased recently. A sustainable recovery in scrap flows, relative to the highs seen in fiscal 2008, is subject to successful economic stimulus plans being implemented around the world and a return to more normalized consumer discretionary spending and industrial production.” ;

(iii)	reconfirmed the weak market conditions that were prevailing in Fiscal 10 Q2 in both a release to the market on its proposed capital raising, and in the Group Chief Executive Officer’s address at the Company’s 2009 Annual General Meeting, dated 20 November 2009, where it is stated that:

...“Although ferrous markets have shown signs of recent firming since the Company’s 30 October 2009 commentary, the Company continues to expect volatility and a challenging operating environment in its second fiscal quarter, which is traditionally slower due to the Northern Hemisphere winter and the holiday periods.”
(5)	As a result of the announcements referred to in paragraph (3) above, and the numerous outlook statements referred to in paragraph (4) above, the Company did not believe there was a reasonable basis for market participants to expect that previous period results were a relevant guide to its results for its Fiscal 10 half year results. Further, the Company was of the view that the market was on notice that the global financial crisis was having a serious impact on the Company’s results, as approximately 90 percent of the Company’s business is conducted outside of Australia, primarily in either North America or Europe.

5.	Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.
The Company confirms it is in compliance with the listing rules and, in particular, listing rule 3.1.
Further, the Company confirms that it is aware of the potential need to provide guidance to the market about its anticipated results in advance of the scheduled release date for those results. As a demonstration of this awareness, the Company notes that it provided market updates in respect of its Fiscal 09 half year results on both 23 January 2009 and 12 February 2009, ahead of their actual release on 19 February 2009, and in respect of its Fiscal 09 Q3 results on 4 May 2009, ahead of their actual release on 7 May 2009.

Yours sincerely

F. Moratti
Group General Counsel and Company Secretary

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